SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              FORM  20-FR12G

[ ] Registration statement pursuant to Section 12(b)or (g) of the Securities Exchange Act of 1934 or
[XX] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or
[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For  the  transition  period  from  ------------  to  ---------------------

                          STARGATE ENTERTAINMENT, INC.
                          ----------------------------
         (Exact  name  of  Registrant  as  specified  in  its  charter)

             Turks  and  Caicos  Islands,  British  West  Indies
              ------------------------------------------------
             (Jurisdiction  of  incorporation  or  organization)

                            201- 338 West 8th Avenue
                         Vancouver, B.C., Canada V5Y 3X2
                            Telephone: (604) 603-7811
                         -------------------------------
     (Address  and  telephone  number  of  principal  executive  offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class: NONE  Name of each exchange on which registered:  NONE

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
Title  of  each  class:     COMMON  STOCK

Securities  for  which there is a reporting obligation pursuant to Section 15(d)
of  the  Act:   NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days:       Yes X      No

Indicate by check mark which financial statement item the Registrant has elected
to follow:          Item  17        Item  18  X


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

                                     PART I
                                     =======
General
-------
For purposes of this registration statement, all referenced to dollar amounts are expressed in U.S. dollars unless otherwise specified.

Introduction
------------
StarGate Entertainment, Inc. (the "registrant") was incorporated under the laws of the Turks and Caicos Islands, British West Indies, on March 17, 1999. Its purpose is to engage in the business of Internet gaming/wagering. Registrant has acquired proprietary software technology for on-line gaming and non-gaming entertainment.

On March 31, 1999, Registrant completed a public offering of its Common Stock to non-U.S. residents pursuant to a registration statement under Regulation D, Rule 504, filed with and made effective by the New York Department of Law. Registrant is a foreign private issuer, as that term is defined in Rule 405 under the Securities Act of 1933, as amended.

Background
----------
Registrant has not yet commenced full business operations. Accordingly, Registrant has not yet generated any sales revenues. Registrant estimates that full business operations will commence on or about May 15, 2001. Registrant's on-line gaming facilities are intended to provide a large assortment of on-line gaming and non-gaming entertainment that is accessible from the World Wide Web
(WWW) providing an entertainment facility that is accessible from anywhere in the world via the Internet with an operational rate structure that is significantly below existing land or sea/river based casinos. Registrant has established a technology partnership and acquired the rights to its gaming software from a proven technology leader - Starnet Communication International Inc., a NASDAQ OTC BB listed company (Symbol: SNMM). The on-line services offered by Registrant will also include secured e-commerce, various types of casino games, chat lounges, theater, sports book, lotteries, bingo and horse racing.

Company  Profile
----------------
Founded by a group of entrepreneurs in 1999, Registrant is one of many on-line companies entering the on-line gaming industry. Registrant has made a strategic decision to acquire software and Internet equipment and services from Starnet Communications International Inc. (Starnet) and to allow Registrant to focus its efforts on providing services. Starnet has developed and licensed in excess of 10 on-line gaming sites, with each site enjoying between US$20,000 to US$400,000 per month in gross revenues.

On March 18, 1999, Registrant acquired, by assignment, a license for the rights to Internet casino software and related proprietary technology from Ken Ng, an officer, director and shareholder of Registrant. Consideration for the assignment of the license from Mr. Ng was $1, plus costs incurred of $25,000.The license is for a 1-year period and will be automatically renewed indefinitely for additional 1-year terms unless Registrant gives notice of termination at least 45 days prior to the end of any 1-year period, or the


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

licensor gives notice of termination at least six (6) months In the event of termination, Registrant would be required to acquire other software to continue operations. There are currently several other software licensors offering similar gaming software on similar terms.

Future payments required under the terms of the license agreement are:

- $10,000 U.S. per month for 5 consecutive months, beginning 90 days from acceptance of the first wager using the licensed software;

- A monthly fee based on a percentage of the net monthly revenues, ranging from 25% of the first $300,000 U.S. down to 12.5% for amounts over $5,000,000 U.S. The fees are subject to a minimum payment of $25,000 per month and will commence
180 days after acceptance of the first wager using the licensed software; and

- Upon achieving net monthly revenues of $1,000,000 U.S. in any one month, Registrant is to post an irrevocable letter of credit in the amount of $100,000 U.S.

The licensing agreement which Registrant acquired by assignment from Mr.Ng. calls for Starnet to provide site development, site engineering, web site development, all technical equipment and services, licenses, credit card and other gaming financial services, 24-hour operational support and maintenance, play management and training. Through its agreement with Starnet, Registrant intends to be able to offer on-line gaming to millions of people worldwide.

Registrant's "StarGate" on-line gaming software is real time, user friendly, proven, secure e-commerce, quick response time, interactive and provides the player with a sense of virtual reality. The StarGate games will include Red Dog, Roulette, Pai Gow Poker, Sic Bo, Baccarat, Craps, Pachinko, Slots, Video Poker, Blackjack and various others.

Major Markets and Anticipated Sources of Revenues
-------------------------------------------------
Registrant anticipates its major market will be Asian and European visitors to its on-line gaming web site. It is anticipated that revenues will be generated from those on-line customers using the gaming facilities and also from distribution and use of a CD to be produced and distributed to those requesting a CD-version of the gaming software.

Customer  Care  and  Secured  Credit  Card  Transactions
--------------------------------------------------------
Registrant has completed a software billing solution to meet the specific needs of an on-line gaming operator. Its customer service center and secured credit card transaction solutions are similar to those of premier on-line gaming companies worldwide. Registrant's software allows access customer service and individual gaming records only by the individual subscribers who will be required to provide a user name and password. The site will be secured by a firewall and other access protection requirements which are included in Registrant's software billing program.

History  of  Company  Development
---------------------------------

February  1999        Management  Team  founded

March  1999           Began research and development into Internet gaming market

March  1999           Began  research  into  various Internet software companies

March  1999           Completed  negotiations  and  obtained  a  joint  venture/
                      license  agreement

Background  of  the  Industry
-----------------------------
The on-line gaming industry is expected to grow to US$11.2 billion by the year 2001. The gaming industry is widely recognized as the world's foremost growth industry, particularly in the region of Asia, which is expected to rebound from its economic turmoil to account for over 40% of the worlds GDP by the year 2010.

Traditionally, the gaming industry was limited to land-based or water-based (river boat or cruise ship) operations. With the exception of cruise ships that sail the international waters, all other casino operations need licensing, which is, frequently, very difficult to obtain. In addition, these traditional type of casinos require large capital commitments. Registrant's capital requirements are between 5% to 10% of traditional casinos. Registrant's on-line gaming operation is also easier to set up and manage; can be accessible anywhere in the world; and is proven.

StarGate  On-Line  Gaming  Software  Features  and  Benefits
------------------------------------------------------------
Features

StarNet's turnkey package to Registrant includes the ability to provide on-line Gaming. Overall, there are four main components of this software program:

1. Design, licensing, installation, and testing of the StarGate on-line gaming hardware and software. The on-line hardware and software will operate in conjunction with StarNet's on-line gaming software.

2.    StarNet will design the StarGate web site.

3. Registrant will manage its own customer base, including the creation of accounts, through a WWW browser.

4. Customer access to StarGate's On-Line Interactive Entertainment Center. The On-Line Interactive Center will allow customers to apply for an on-line personal account which, after approval, will allow the customer to deposit the amount which they wish to wager via a credit card transaction.

Benefits

Since StarNet integrates hardware, software, database access and financial services (secured e-commerce transaction) into a single package, Registrant will enjoy support, operability and flexibility of all components. Other benefits of the program include:

1. Flexibility in entertainment plans - The StarNet system is designed to provide flexibility and customization in setting a variety of entertainment plans. With this platform, Registrant can develop its own promotions and pricing structures.

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

2. Utilize StarGate's Customer Service Center interface - The Customer Service Center allows Registrant to manage its customer base without the need to develop and implement its own interfaces.

3. Generate reports - Allows StarGate to generate reports summarizing the activity of its customer base.

4. Provide value-added services to customers - Via the World Wide Web (WWW), StarGate customers can access their own wager/credit information 24-hours a day through StarGate's On-Line Interactive Center.

Customer  Service  Center
-------------------------
Customers may access the StarGate Customer Service Center and speak to a live person for customer care and account balance purposes. The Customer Service Center will perform the following functions:

      Track  individual  Gaming  Detail  Records  (GDRs)

      Format  and  store  the  GDRs  in  a  central  database

      Update the account balance of users and make that information available to the users

The Customer Service Center will allow Registrant's customer service reps to do the following:

      Activate  and  deactivate  accounts

      Process  secured  credit  card  transactions/re-charge  accounts

      Generate  reports

      Access  and  view  (but  not  change)  entertainment  plans

Customer  On-Line  Interactive  Center
--------------------------------------
The Customer On-Line Interactive Center can be accessed by StarGate customers to check their balance and GDR via the World Wide Web. This On-Line Interactive Center allows the customer to access the same information available through the Customer Service Center, without speaking to a live person.

Network  Management
-------------------
Remote  Management  and  Configuration-

The StarGate network, which will be physically located in St. John's, Antigua, is monitored remotely in real time 24 hours a day, 7 days a week from Registrant's Network Operations Center (NOC) in Vancouver, B.C., Canada. Registrant intends to have approximately 3 employees in its Vancouver office, where its management resides. All personnel in Antigua will be supplied by StarNet's administrative offices.

Support  of  Collection  and  Traffic  Statistics -
As described above, the Customer Service Center will allow Registrant's customer reps to track the Gaming Detail Records (GDRs) of its customer base using ReportGen, Registrant's report-generating software. ReportGen allows a user to access his/her account on the WWW to retrieve information such as when

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

the user last played, what the user's deposit(s) on hand are, what the user's net winnings(losses) are, etc.

In addition, the StarGate software program will allow access to network traffic statistics via an Administrative Center that may be accessed through the WWW allowing Registrant to conduct marketing surveys.

Competition
-----------
The Internet gaming/wagering market has already been established by a number of offshore companies and services operating outside the U.S. As the industry continues to emerge and grow, new competitors continue to enter the market. The technology is continuously being upgraded and enhanced, and some gaming services companies are openly seeking investors and shareholders through public offerings on their Internet Web sites.

Registrant is entering the Internet gaming/wagering market in its early development stages and it is difficult to predict its potential competitors, other than established offshore services which are already operating outside the U.S. In addition to the Antigua operators, which include all of the StarNet Licensees, some of the other competitors are:

      Sports International, a Caribbean-based company which allows on-line betting on major U.S. and international sporting events.

      WagerNet, a company run by a Las Vegas native and set up in Belize, Central America. WagerNet's focus is also on sports betting, but it serves primarily as a match-making service. It matches individuals who want to wager on the same event, initiates contact and takes a small percentage of the wager for a service fee.

      Caribbean Casino, a company operating from St. Maarten, a popular tourist destination in the Caribbean. The owner is a Canadian and the services cover more traditional casino-style gaming.

      Lichtenstein International Lottery, a European organization which offers international access to lottery-style betting via the Internet.

      Virtual Vegas, an entertainment Web site that attempts to capture the essence of the Vegas Strip. This site is already popular despite the fact that real money is not involved in the betting process. The firm is well positioned and ready should U.S. laws change and permit on-line betting within U.S. borders.

      ODS (On Demand Services) Technologies, a U.S. firm already involved in a legal application of on-line betting. The firm has teamed up with the famous Churchill Downs Racetrack and a local cable provider to test off-track betting in the home. Races, odds and relevant information is broadcast into homes via the cable lines and bets are placed over the phone. Generally, the gaming prices and services of virtually all gaming software are substantially the same. Registrant believes it is competitive in both price and services, but feels it may have a competitive edge over other sites by offering what it believes are better visual graphics, quicker download time of a game, quicker turnaround time for payment of winnings and enhanced security.

In addition, Registrant will be in direct competition with other sites licensed by StarNet, which contain substantially similar software. Registrant does not have flexibility in setting its net entertainment plans and must choose software and gaming programs designed and provided by StarNet.

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

The content restrictions imposed by the StarNet license and software may limit the ability of Registrant to compete with non-StarNet licensees and on-line operators using other gaming software

Government  Regulation
----------------------
The U.S. government is presently conducting an electronic gambling study to consider the effects of electronic gambling on society. They are also concerned about the tax evasion that could result from on-line wagering. Potential government regulation would serve to regulate virtual casinos and tax both the casino and the winner. As it stands now, the offshore winnings are sent by mail with no legal way to tax them. At this time, it is impossible to predict how or if the current U.S. laws relative to on-line gaming/wagering will be changed. There can be no assurance that the U.S. government will ever approve on-line gaming/wagering in the U.S. or that, if approved, Registrant will be able to successfully compete in the market. In fact, the U.S. Congress is expected to propose legislation to prohibit Internet gambling during the session which commenced January 2001. In the event Internet gaming is approved in the U.S., Registrant would evaluate the laws, rules and regulations required to conduct such operations and determine at that time whether to enter the U.S. Market.

Until there is a resolution regarding Internet gambling in the U.S., Registrant intends to conduct all of its Internet gaming operations offshore in foreign jurisdictions, where it will fully comply with all laws, rules and regulations of each jurisdiction. Registrant will limit its business to non-U.S. locations by utilizing a feature of the StarNet software system which blocks Internet protocol addresses from the U.S., verifies the age and billing addresses of credit card users and restricts sending gambling winnings to a U.S. address.

Registrant is not aware of on-line gaming restrictions in countries other than the U.S., and specifically in Asia and Europe, where Registrant intends to form its marketing efforts.

Office  Facilities
------------------
Registrant's executive offices are located at 201 - 338 West 8th Avenue, Vancouver, B.C., Canada V5Y 3X2.

Employees
---------
At the present time, Registrant has 3 full-time employees at its office facilities in Vancouver, B.C., Canada. Its employees currently include certain executive officers who devote their time as needed to Registrant's business.

Risk  Factors
-------------
In addition to the other information in this Registration Statement, the following factors should be considered carefully in evaluating Registrant and its proposed business operations.

HIGH RISK - Registrant is in its organizational and development stages and any investment in the Common Stock of Registrant involves a high degree of risk. A prospective investor should, therefore, be aware that in the event Registrant is not successful in its proposed business plans, any investment in the Common Stock of Registrant may be lost and Registrant may be faced with the possibility of liquidation. In the event of liquidation, existing stockholders will, to the extent that assets are available for distribution, receive a disproportionately

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

greater share of the assets in relation to their cash investment in Registrant, than would any new investors, in that holders of Common Stock of Registrant are entitled to share on a pro rata basis in the assets, if any, of Registrant that would be available for distribution.

START-UP COMPANY; UNCERTAINTY OF FUTURE PROFITABILITY - Although Registrant has been incorporated and in existence since March 17, 1999, it has not yet had any earnings or commenced full business operations; accordingly, there can be no assurance that it will be successful in its proposed business plans. Registrant faces all the risks inherent in a relatively new business and there can be no assurance that Registrant's activities will be successful and/or result in any profits.

INTERNET GAMING MAY NOT BE PERMITTED IN U.S. LOCATIONS - Citizens of some or all jurisdictions in the United States may not be allowed to participate in Registrant's proposed Internet gaming business because of legislative debate regarding the applicability of interstate gambling laws, rules and regulations to Internet gaming. The legality of gambling has heretofore been considered a matter of state concern and each state has regulated its own laws, rules and regulations regarding gaming and wagering. In the event Internet gaming and wagering is ruled illegal in the various pending lawsuits, states may disallow Internet gaming and wagering in any and all states where gambling is illegal. As a result, Registrant's business would be limited to only those states where gambling is legal, assuming such states have not proscribed Internet gambling. Furthermore, and very significantly, legislation will be introduced in the U.S. Congress, in the session commencing in January 2001, seeking to prohibit all Internet gambling in the U.S. The legislation, as currently proposed by various legislators, would punish with fines and imprisonment, both the person placing the bet and the person accepting the bet. If the legislation is enacted into law, Registrant's business would be limited only to locations outside the U.S.

The inability to conduct any Internet gaming operations in the U.S. may have a substantial negative impact on the potential revenues which Registrant may be able to generate from its operations. However, since Registrant will be marketing and focusing its operations only in Asia and Europe, the status of Internet gambling in the U.S. is not of primary concern to Registrant at this time.

YEAR 2000 COMPUTER PROBLEMS - Registrant is heavily engaged in and dependent on computer technology. Many existing computer programs use only two digits to identify a year in the date field, e.g., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Securities and Exchange Commission ("SEC") has issued Staff Legal Bulletin No. 5 indicating the Year 2000 problem affects virtually all companies and organizations. Although the Year 2000 event has occurred, Registrant may not know whether it has any material Year 2000 issues which could adversely affect its business, operations (including operating systems) and/or financial condition until it commences operations. Some Year 2000 issues could still arise and could affect Registrant's relationships with customers, suppliers and other parties with whom it does business.

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

GOVERNMENT REGULATIONS - Internet gaming is a new and emerging technology and, as such, no specific laws have yet been set forth by the U.S. Government regulating the industry, although efforts are underway to enact legislation to prohibit Internet gambling in the U.S. Moreover, future legislation and regulations could be imposed in the industry at any time causing additional substantial expense, capital expenditures, restrictions and delays in, or perhaps total prohibition of the commencement of Registrant's proposed business plans. The extent to which future legislation and/or regulations might affect Registrant cannot be predicted and there is no assurance that Registrant will be able to market its technology in any jurisdiction which does not allow gaming. As a result, Registrant's profitability may be adversely affected and its proposed business operations may be severely limited. Although Registrant is unaware of on-line gaming restrictions in countries other than the U.S., if such restrictions exist or are implemented, Registrant's operations and Profitability may be adversely impacted.

INTERNET SECURITY CONCERNS - Security on the Internet has always been a concern to companies which conduct business via the World Wide Web; however, with money now exchanging hands in Internet transactions, it is an even greater concern. The potential for viruses which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to inspection by just about anyone who knows how to access the information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. Registrant will attempt to obtain the highest security measures for its StarGate site, however, there can be no assurance that it will not fall prey to any of the aforementioned potential disasters.

INDUSTRY CONDITIONS; ECONOMIC FACTORS - The success of Registrant's proposed business operations is highly dependent upon the condition of the interactive gaming industry. The economic viability of that market, in turn, is highly dependent on, among many other factors, new laws, political issues and general economic conditions. During periods of economic downturn or slow economic growth, coupled with eroding consumer confidence or rising inflation, use of Registrant's technology could be severely negatively impacted. Such factors would likely have an immediate material adverse effect on Registrant's operations and/or profitability.

DEPENDENCE ON ADDITIONAL FINANCING/RISK OF UNAVAILABILITY; POSSIBLE ADDITIONAL DILUTION - Assuming full implementation of Registrant's proposed business plans, the continued operations of Registrant will be dependent upon its ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to Registrant.

NO ASSURANCE OF A PUBLIC MARKET - There is currently no active trading in Registrant's Common Stock and there is no assurance that an active trading market in Registrant's Common Stock will ever develop. Accordingly, there is a very high risk that purchasers of Common Stock of Registrant may be unable to sell their shares in the future.

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

ITEM  2.     DESCRIPTION  OF  PROPERTY

Registrant has a verbal lease agreement to lease office space at 201-338 West 8th Avenue, Vancouver, B.C., Canada, from Crystal Hill Development Inc., a non-related third party, on a monthly lease term, for $1,000 US per month. The rental rate is competitive for similar space in the area.

ITEM  3.     LEGAL  PROCEEDINGS

Registrant is not a party to an material pending legal proceedings.

ITEM  4.     CONTROL  OF  REGISTRANT

The following table sets forth information relating to the beneficial ownership of Registrant's Common Stock by those persons beneficially holding more than 10% of Registrant's Common Stock, and by all of Registrant's directors and executive officers as a group as of February 28, 2001. The address of each person is in care of Registrant, unless otherwise noted.
                                                         Percentage
Name  of                      Number  of               of  Outstanding
Stockholder                 Shares  Owned(1)           Common  Stock
-----------                  -------------             ---------------

Pao  Yao  Koo                 100,000                        2%

Ken  Ng                       275,000                      5.5%
-------------
All  Officers  and
Directors  as  a  Group       375,000                      7.5%


(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) and includes the ownership of a security through corporate, partnership or trust entities. In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

ITEM  5.     NATURE  OF  TRADING  MARKET

As of the date of this Registration Statement, there is no principal non-U.S. or U.S. trading market for Registrant's securities. As of February 28, 2001, there was a total of 4,956,500 shares of Common Stock outstanding, held by 68 shareholders, all of which are non-U.S. persons.

ITEM  6.     EXCHANGE  CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no Turks and Caicos foreign exchange control restrictions on the payment of dividends on the Common Stock of Registrant to non-resident holders. There are currently no limitations on the rights of non-resident or foreign owners to hold or vote the Common Stock, imposed by Turks and Caicos law, or the Memorandum and Articles of Association of Registrant.

ITEM  7.     TAXATION

US Federal Income Tax  Consequences to persons who are owners of Common Stock of
Registrant:

The following generally summarizes the principal U.S. federal tax consequences of the purchase, ownership and disposition of Registrant's Common Stock and, except as provided explicitly below, to citizens or residents of the U.S. for U.S. federal income tax purposes, corporations or partnerships created or organized under the laws of the U.S., or any state thereof, estates the income which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the U.S. is able to exercise primary supervision over the administration and control of the trust and one or more of the U.S. fiduciaries have the authority to control all substantial decisions of the trust (collectively "U.S. Holders").

The statements regarding the U.S. tax laws set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Registration Statement and are subject to any changes in the U.S. law, or on the interpretation thereof by the relevant taxation authorities or in the double taxation conventions between the U.S. and any foreign jurisdiction where a shareholder may reside, (the "convention"), occurring after such date.

The summary is of a general nature only and does not discuss all aspects of U.S. and foreign jurisdiction taxation matters that may be relevant to a particular investor. This summary deals only with securities held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S. shareholders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does address the tax treatment of U.S. Shareholders who own, directly or by attribution, 10% or more of Registrant's outstanding Common Stock.

PROSPECTIVE PURCHASERS OF REGISTRANT'S COMMON STOCK ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN FOREIGN JURISDICTIONS, OF THE OWNERSHIP OF THE COMMON STOCK APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Taxation  of  Capital  Gains
----------------------------
Upon the sale or other disposition of shares of Common Stock, a U.S. shareholder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such sale or disposition and the U.S. shareholder's adjusted tax basis in the Common Stock. Such gain or loss will be capital gain or loss if the U.S. shareholder holds such Common Stock as a capital asset. Holders of Common Stock in foreign jurisdictions will be subject to the laws, rules and regulations applicable to taxation of capital gains in each such jurisdiction.

All shareholders of Registrant's Common Stock should seek professional tax advice to determine their income tax liability.

Estate  and  Gift  Taxes
------------------------
An individual U.S. shareholder will be subject to U.S. estate and gift taxes with respect to the Common Stock in the same manner and to the same extent as with respect to other types of personal property. Holders of Common Stock in foreign jurisdictions will be subject to the laws, rules and regulations applicable to taxation of capital gains in each such jurisdiction.

ITEM  8.     SELECTED  FINANCIAL  DATA

The following table presents selected financial data of Registrant for the year ending December 31, 2000. Registrant's fiscal year end is December 31. The financial information below has been prepared and audited by Jung & Lee, Chartered Accountants, Vancouver, B.C., Canada. Registrant's financial statements are prepared in accordance with accounting principles generally accepted in Canada which, for purposes of this filing, conform in all material aspects with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All information is in U.S. Dollars. No dividends have been paid or declared to date. Registrant has not yet commenced full business operations and, therefore, has not yet realized any revenues. Since inception, Registrant's business operations have been focused on preparation for the acquisition, marketing and on-line use of the StarNet software. For a discussion of these and other factors which materially affect this selected financial data, see "Item 9-Management's Discussion and Analysis & Financial Condition and Results of Operations". This information should be read in conjunction with, and is qualified in its entirety by reference to the financial statements of Registrant and the notes thereto included in this Registration Statement.

                                          For  the  12 Month
                                           Period  Ending
                                               12/31/00
                                          ----------------------
Statement  of  Operations  Data:

Revenues                                        $0
Operating  expenses                             $25,505
Net  Loss                                       $(18,788)
Loss  per  Ordinary  Share                      $(.004)
Weighted  average  shares  outstanding          4,956,500

Balance  Sheet  Data:

Net  current  assets                            $118,113
Total  assets                                   $119,277

Short-Term  Liabilities                         $18,430
Long-Term  Liabilities                          $0

Stockholder's  Equity                           $100,847

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion is based on Registrant's financial statements which are prepared in accordance with Canadian GAAP, which conforms in all material respects with accounting principles generally accepted in the United States.

Overview
--------
Registrant is engaged in the business of Internet gaming/wagering marketing. Since inception on March 17, 1999, Registrant has acquired the rights to certain Internet gaming software.

Results  of  Operations
-----------------------
Registrant has not yet commenced full business operations and, therefore, has not yet realized any revenues.

Liquidity  and  Capital  Resources
----------------------------------
Since inception, Registrant has satisfied its cash needs during the developmental stage for startup costs from the sale and issuance of shares of its Common Stock. Since inception, Registrant has raised a total of $ 43,000 through a private sale of 4,300,000 shares of its Common Stock for $.01 per share. Registrant recently closed a public offering of its Common Stock, all to non-U.S. residents, pursuant to a Regulation D, Rule 504 registration statement, made effective by the New York Department of Law on March 31, 1999. A total of 656,500 shares of Common Stock were sold at $.30 per share.

Registrant feels its present sources of liquidity , will be adequate to cover its anticipated financial obligations and capital expenditures in connection with its proposed business operations for approximately 12 months.

ITEM  9A.    QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

Not  applicable.

ITEM  10.    DIRECTORS  AND  OFFICERS  OF  REGISTRANT.

The members of the Board of Directors of Registrant  serve until the next annual
meeting  of   stockholders,   or  until  their  successors  have  been  elected.
Information as to the directors and executive officers of

Registrant is as follows. Except as noted, each Executive Director devotes substantially all his/her time to the business of Registrant. There exists no arrangement or understanding between any named officer or director and any other person pursuant to which he/she was selected as a director or officer.

Name  and  Address                      Age      Position(s)
------------------                     -----     -----------
Pao  Yao  Koo                           29      President, C.E.O. and Director
202-338  West  8th  Avenue
Vancouver,  B.C.,  Canada  V5Y  3X2


Ken  Ng                                 33      Executive  V.P.-Operations and
202-338  West  8th  Avenue                      Marketing,  Secretary, Treasurer
Vancouver,  B.C.,  Canada  V5Y  3X2             and Director

Background  of  Officers  and  Directors
----------------------------------------

Pao Yao Koo has been the Vice President of marketing and a Director of Registrant since inception. She became CEO and President in 2000. Since November 1997, she has also been a Director of Yorkland Trading, Inc., an international jewelry distribution company in Vancouver, B.C., Canada and has several years experience in marketing and sales, especially within the Asian community in various industries. Since September 1998, she has also been the Vice President of Sales and Marketing for Crystal Hill Technologies, Inc., a financial management company in Vancouver, B.C., Canada. From October 1994 to January 1997, she was a self-employed international jewelry distributor in Hong Kong. From April 1992 to October 1994, she was Assistant Manager of Italies Italian Coffee Shop in Vancouver, B.C., Canada. Ms. Koo will devote her time as required to the business of Registrant.

Ken Ng has been the Executive Vice President of Operations/Marketing, Secretary and a Director of Registrant since inception. Since March 1997, he has also been a Director and Vice President of Capital Alliance Group Inc., a computer and education company with operations in Canada and Thailand. From July 1995 to February 1997, he was the Managing Director of Univell Microsystems, a computer manufacturing company in Richmond, B.C., Canada. From January 1990 to June 1995, he was a Manager for Ano Office Automation, a computer retail company in Vancouver, B.C., Canada. In addition, Mr. Ng is a director and shareholder of Strawberry Inc., which operates an Internet gaming site out of Venezuela known as www.clubriocasino.com. Mr. Ng graduated from BCIT in Vancouver in 1989 with a B.A. Degree in Electronics/Engineering. He will devote his time as required to the business of Registrant.


Advisory  Board
---------------
Alan Yong has been a Member of the Advisory Board since inception. Since August 1996, he has also been a Director and President of Crystal Hill Management, Inc., a financial management corporation in Vancouver, B.C., Canada, and Pacific Treasure Resort and Casino Ltd., a foreign corporation which has an option to acquire an interest in a water-based casino operation. Mr. Yong is also presently a director of several companies involved in communications, Internet and real estate. Mr. Yong owns 100,000 shares of Registrant's Common Stock.

Dr. Wun C. Chiou, Sr. has been a Member of the Advisory Board since inception. He has been the President and Chief Executive Officer of NetUSA, Inc., a publicly-traded Colorado corporation, since 1996. Dr. Chiou was also the Founder and President of Pacific Microelectronics, Inc. since its inception in 1987. From 1986 to 1987, he was Senior Scientist for Lockheed, Palo Alto Research Center where he organized Lockheed's Artificial Intelligence Center. From 1986 to 1987, he also served as a consultant for Peterson & Co., Northridge,
California. From 1984 to 1985, he was the Branch Chief of Artificial IntelligenceSoftware for NASA, at Ames Research Center in Mountain View, California. From 1983 to 1984, he was Senior Technologist for the California Institute of Technology, Jet Propulsion Laboratory. From 1981 to 1983, he served as Research Scientist for Teledyne Systems, Co., Northridge, California. From 1979 to 1981, he was Senior Staff Engineer for Hughes Aircraft Co. From 1974 to 1979, Dr. Chiou has held a variety of positions including Research Physicist for the U.S. Army, Areomed. From 1979 to 1986, he taught at Cal State, Northridge and U.C. Berkeley Extension. He possesses knowledge and research experience regarding expert systems, artificial intelligence, image modeling, optical information processing, and system integration, among others. He has published over 100 scientific articles in a variety of periodicals and is a member of the Optical Society of America, Society of Photo- Instrumentation Engineers, and the National Association for Artificial Intelligence. He holds a B.S. from National Taiwan University in General Science and Psychology; a Master's Degree from Bowling Green State University in Physics and Mathematics; a Ph.D. from Ohio State University in Biophysics; and has completed post-doctoral work at Ohio State University on image modeling.

ITEM  11.    EXECUTIVE  COMPENSATION  OF  DIRECTORS  AND  OFFICERS

The officers and directors of Registrant do not presently receive cash remuneration or salaries for their efforts and do not intend to receive remuneration or salaries unless and until Registrant's business operations are successful, at which time salaries and other remuneration will be established by the Board of Directors, as appropriate.

ITEM  12.    OPTION  TO  PURCHASE  SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

There are no outstanding options to purchase securities from Registrant.

ITEM  13.    INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS

On March 17, 1999, a total of 4,300,000 shares of Common Stock were sold in exchange for $43,000 U.S., or $.01 per share. 625,000 of such shares are held by officers and directors of Registrant.

On March 18, 1999, Registrant acquired, by assignment, a license for the rights to Internet casino software and related proprietary technology from Ken Ng, an officer, director and shareholder of Registrant. Consideration for the license was $1, plus costs incurred of $25,000. The license is for a 1-year period and will be automatically renewed indefinitely for additional 1-year terms unless Registrant gives notice of termination at least 45 days prior to the end of any 1-year period, or the licensor gives notice of termination at least six (6) months prior to the end of any 1-year period, excluding the first year of the agreement. Future payments required under the terms of the license agreement are:

- $10,000 U.S. per month for 5 consecutive months, beginning 90 days from acceptance of the first wager using the licensed software;

- A monthly fee based on a percentage of the net monthly revenues, ranging from 25% of the first $300,000 U.S. down to 12.5% for amounts over $5,000,000 U.S. The fees are subject to a minimum payment of $25,000 per month and will commence 180 days after acceptance of the first wager using the licensed software; and

- Upon achieving net monthly revenues of $1,000,000 U.S. in any one month, Registrant is to post an irrevocable letter of credit in the amount of $100,000 U.S.

ITEM  14.          DESCRIPTION  OF  SECURITIES

The following contains certain information concerning Registrant's capital structure and related summary information concerning the material provisions of Registrant's Memorandum and Articles of Association (Charter) and applicable Turks and Caicos law. A copy of the Memorandum and Articles of Association of Registrant has been filed as an Exhibit to this Registration Statement and is available for inspection as part of this Registration Statement.

General
-------
Registrant's authorized share capital is 25,000,000 shares of Common Stock with a par value of U.S. $.001. The holders of Common Stock currently (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Memorandum and Articles of Incorporation and the applicable statutes of the Turks and Caicos Islands, British West Indies, for a more complete description of the rights and liabilities of holders of Registrant's securities.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash Dividends
--------------
As of the date of this Registration Statement, Registrant has not declared or paid any cash dividends to its stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of Registrant, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in Registrant's business operations.

Reports
-------
Registrant intends to furnish annual financial reports and unaudited quarterly financial reports to its stockholders, certified by its independent accountants.

Transfer  Agent
---------------
Registrant has appointed Transfer.com, an independent, professional transfer agent in Portland, Oregon, to serve as the transfer agent for its securities.

                                    PART III
                                    =========

ITEM  15.    DEFAULTS  UPON  SENIOR  SECURITIES

Not  applicable.

ITEM  16.    CHANGES  IN  REGISTERED  SECURITIES  AND  USE  OF  PROCEEDS.

There have been no modifications to the Common Stock of Registrant. All of the shares of Common Stock covered by this Registration Statement have been issued and all public and private offerings of shares were closed or terminated prior to the filing of this Registration Statement.

Registrant did not engage an underwriter or other third party in connection with the sale and issuance of any of the shares of Common Stock covered in this Registration Statement and as a result, did not incur, directly or indirectly, any underwriting discounts or commissions, finders' fees or other similar expenses. In connection with the issuance and sale of the outstanding shares of Common Stock, Registrant did incur accounting, legal, printing and related expenses, which taken together were not material. No payments were made to any officers, directors or their associates, or to any persons owning 10% or more of Registrant's outstanding shares of Common Stock, other than those disclosed in
Item 13, "Interest of Management in Certain Transactions", of this Registration Statement. However, none of the expenses or payments represents material changes in the information set forth in this Registration Statement.

                                     PART IV
                                    ========

ITEM  17/18. FINANCIAL  STATEMENTS

The financial statements required by Item 18 and included in this Registration Statement are as follows:

Auditor's  Report
Balance  Sheet
Statement  of  Loss  and  Deficit
Statement  of  Shareholders'  Equity
Statement  of  Cash  Flows
Notes  to  Financial  Statements

ITEM  19.    FINANCIAL STATEMENTS AND EXHIBITS

a)    Financial Statement of Registrant from Inception through December 31, 2000

b)    Exhibits


Ex. No.       Description of Exhibit
------        ----------------------
3.1.1        Memorandum  and  Articles  of  Association **

6.1          Assignment  of  Software  Agreement  and  Exhibits **

99           Consent of Softec Systems Caribbean Inc. **

** Incorporated by reference to Registrant's Form 20-FR12G/A, filed February 29, 2000.

                                   SIGNATURES
                                   ==========

In accordance with Section 12 of the Securities Exchange Act of 1934, Registrant
caused  this  Registration   Statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.

Dated:  February 28, 2001           /s/PAO YAO KOO
                                    --------------------------
                                    Pao Yao Koo, President and
                                    Chief Executive Officer

                          STARGATE ENTERTAINMENT, INC.

                        Consolidated Financial Statements

                                December 31, 2000




                                      Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Loss and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders' Equity

Notes to the Consolidated Financial Statements

                                AUDITORS' REPORT



To the Shareholders,
StarGate Entertainment, Inc.


We have audited the consolidated balance sheets of StarGate Entertainment, Inc. as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for the year ended December 31, 2000, the period from inception on March 17, 1999 to December 31, 1999 and the period from inception on March 17, 1999 to December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and the changes in cash flows for the year ended December 31, 2000, period from inception on March 17, 1999 to December 31, 1999, and the period from inception on March 17, 1999 to December 31, 2000 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.


Vancouver, Canada                                          "Jung & Lee"
January 12, 2001                                           Chartered Accountants

STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2000 and 1999
(Expressed in United States Dollars)
--------------------------------------------------------------------------------


                                                    2000               1999
--------------------------------------------------------------------------------

ASSETS

Current
    Cash and cash equivalents - Note 3         $ 111,278          $ 104,157
    Term deposit - Note 4                              -             17,250
    Accounts receivable                                -              3,895
    Loan receivable - Note 5                       5,335                  -
    Prepaid expenses                               1,500                  -
                                               ---------          ---------
                                                 118,113            125,302

Furniture and equipment - Note 6                   1,163              2,189
License rights - Note 7                                1              5,260
                                               ---------          ---------
Total Assets                                   $ 119,277          $ 132,751



LIABILITIES

Current
    Accounts payable                           $  18,430          $  13,116

SHAREHOLDERS' EQUITY

Capital stock - Note 8                             4,957              4,957

Capital in excess of par value                   234,993            234,993

Deficit                                         (139,103)          (120,315)

                                                 100,847            119,635
                                               ---------          ---------
Total Liabilities and Shareholders' Equity     $ 119,277          $ 132,751



Approved by the Board:

    "Ken Ng"                   , Director
     Ken Ng

    "Pao Yao Koo"               , Director
     Pao Yao Koo


               See accompanying notes to the financial statements



STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Consolidated Statement of Loss and Deficit
For the Year Ended December 31, 2000, the period from Inception on March 17, 1999 to December
31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000
(Expressed in United States Dollars)
-------------------------------------------------------------------------------------------------------------------

                                                                       Year           Inception          Cumulative
                                                                       Ended        on Mar 17/99     from inception
                                                                     Dec 31/00      to Dec 31/99       On Mar 17/99
-------------------------------------------------------------------------------------------------------------------

Expenses
    Accounting and audit                                              $  9,951          $ 11,082           $ 21,033
    Amortization                                                         5,579            20,031             25,610
    Legal                                                                4,822            33,993             38,815
    Office and miscellaneous                                             3,650             4,314              7,964
    Professional fees                                                        -             6,156              6,156
    Project development costs                                                -            24,188             24,188
    Telephone                                                              114             1,817              1,931
    Transfer agent                                                       1,389             3,294              4,683
    Travel                                                                   -             3,856              3,856
                                                                      --------          --------           --------
Loss before other items                                                 25,505           108,731            134,236

Other items
    Loss on sale of assets                                                  78                 -                 78
    Write-off of leasehold improvements and other assets                     -            15,112             15,112
    Interest income                                                     (6,795)           (3,528)           (10,323)
                                                                      --------          --------           --------
Net loss for the period                                                 18,788           120,315            139,103

Deficit, beginning of the period                                       120,315                 -                  -

Deficit, end of the period                                            $139,103          $120,315           $139,103


Loss per share                                                        $ (0.004)         $ (0.024)          $ (0.028)



Weighted average number of shares outstanding                        4,956,500         4,956,500          4,956,500


               See accompanying notes to the financial statements




STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December
31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000
(Expressed in United States Dollars)
-------------------------------------------------------------------------------------------------------------------

                                                                     Year            Inception           Cumulative
                                                                     Ended          on Mar 17/99     from inception
                                                                    Dec 31/00       to Dec 31/99       On Mar 17/99
-------------------------------------------------------------------------------------------------------------------

Operating Activities
    Loss for the period                                              $(18,788)         $(120,315)         $(139,103)
    Item not involving cash:
       - Amortization                                                   5,579             20,031             25,610
       - Write-off of leasehold improvements and other assets               -             15,112             15,112
       - Loss on sale of assets                                            78                  -                 78
                                                                     --------          ---------          ---------
                                                                      (13,131)           (85,172)           (98,303)

    Change in non-cash operating working capital:
       - Accounts receivable                                            3,895             (3,895)                 -
       - Prepaid expenses                                              (1,500)                 -             (1,500)
       - Accounts payable                                               5,314             13,116             18,430
                                                                     --------          ---------          ---------
                                                                       (5,422)           (75,951)           (81,373)

Investing Activities
    (Purchase) disposition of term deposit                             17,250            (17,250)                -
    Acquisition of license rights                                           -            (25,001)           (25,001)
    Purchase of capital assets                                              -            (17,591)           (17,591)
    Proceeds on sale of capital assets                                    628                  -                628
    Loan receivable                                                    (5,335)                 -             (5,335)
                                                                     --------          ---------          ---------
                                                                       12,543            (59,842)           (47,299)

Financing Activities
    Proceeds from issuance of capital stock                                 -            239,950            239,950

Increase in cash and cash equivalents during the period                 7,121            104,157            111,278

Cash and cash equivalents, beginning of the period                    104,157                  -                  -

Cash and cash equivalents,  end of the period                        $111,278          $ 104,157          $ 111,278


                                See accompanying notes to the financial statements





STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Consolidated Statement of  Shareholders' Equity
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December
31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000
(Expressed in United States Dollars)
----------------------------------------------------------------------------------------------------------------


                                                                            Capital
                                                             Issued        in Excess
                                             Number           and             of
                                             of Shares     Outstanding      Par Value     Deficit          Total


Opening balance                                       -         $    -       $      -   $       -       $      -

    Shares subscribed
      at $0.01 each                           4,300,000          4,300         38,700           -         43,000

    Shares subscribed
      at $0.30 each                             656,500            657        196,293           -        196,950

    Net loss for the period                           -              -              -    (120,315)      (120,315)
                                              ---------         ------       --------   ---------       --------
Balance at December 31, 1999                  4,956,500          4,957        234,993    (120,315)       119,635

    Net loss for the year                             -              -              -     (18,788)       (18,788)
                                              ---------         ------       --------   ---------       --------
Balance at December 31, 2000                  4,956,500         $4,957       $234,993   $(139,103)      $100,847


                                See accompanying notes to the financial statements


STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December 31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000 (Expressed in United States Dollars)
--------------------------------------------------------------------------------




1.   Nature of Business

     StarGate Entertainment, Inc. (the "Company") was incorporated on March 17, 1999 in the Turks and Caicos Islands of the British West Indies and has a wholly-owned subsidiary company (Star Ventures, Inc.) in Antigua, West Indies. The Company has been established to operate online gaming sites and has obtained a license for the rights to internet gaming software through its subsidiary company. Prior to commencing operations, the Company will need to acquire a gaming license from the Antiguan government at a cost of $100,000.

2.   Significant Accounting Policies

     Generally Accepted Accounting Principles

     The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada which, for the purposes of these financial statements, conform in all material respects with accounting principles generally accepted in the United States.

     Use of Estimates

     Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

     The financial statements have, in management opinion, been properly prepared within reasonable limits of materially and within the framework of the significant accounting policies summarized below.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Star Ventures, Inc.

     License Rights

     Initial costs incurred to acquire license rights are capitalized and amortized on a straight-line basis over the initial term of the license. Subsequent monthly payments due upon commencement of gaming operations and related marketing and development costs are expensed in the period in which they are incurred.

     Financial Instruments

     The carrying values of cash and cash equivalents, term deposits, accounts receivable and accounts payable approximate their fair values since they are short term in nature. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and loans receivable. The Company places its temporary cash investments with major financial institutions and does not believe they are subject to any significant credit risk.

STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December 31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000 (Expressed in United States Dollars) - Page 2
--------------------------------------------------------------------------------


2.   Significant Accounting Policies - cont'd

     Earnings (Loss) per Share

     Earnings (loss) per share is calculated using the weighted number of shares outstanding during the period.

     Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     Furniture and Equipment and Amortization

     Furniture and equipment are recorded at cost and the Company provides for amortization computed under the declining balance method at 20% per annum.

     Foreign Currency Translation

     Transactions in currencies other than the United States dollar are translated at the exchange rates in effect on the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing rate of exchange at the end of the period. Exchange gains or losses are included in the statement of loss and deficit.

3.   Cash and Cash Equivalents

     Cash and cash equivalents are comprised of:

                                                  2000           1999

     Cash                                    $     3,114   $      2,194
     Certificate of deposit                      108,164        101,963
                                             -----------   ------------
                                             $   111,278   $    104,157


     The certificate of deposit bears interest at 5.93% and matures January 5, 2001.

4.   Term Deposit

     The term deposit is recorded at cost and was comprised of a Cdn. $25,000 investment certificate bearing interest at 3.95% per annum. The term deposit matured on June 9, 2000.

5.   Loan Receivable

     Fund advanced by the Company bear interest at 6.5% per annum and are to be fully repaid by November 1, 2001. A shareholder of the Company is a director at the company to which the loan was made.

STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December 31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000 (Expressed in United States Dollars) - Page 3
--------------------------------------------------------------------------------


6.   Furniture and Equipment
                                                   2000           1999

     Cost                                      $     1,677   $      2,479
     Accumulated amortization                          514            290
                                               -----------   ------------
                                               $     1,163   $      2,189


7.   Licence Rights

     The Company has acquired a license for the rights to internet casino software from a director for $1 plus costs incurred of $25,000. The license is for a one year period and will be automatically renewed indefinitely for additional one year terms unless the Company gives notice of termination at least 45 days prior to the end of any one year period, or the licensor gives notice of termination at least six months prior to the end of any one year period, excluding the first year of the agreement.

     Future payments required under the terms of the license agreement are:

     - $10,000 per month for five consecutive months, beginning ninety days from acceptance of the first wager using the licensed software;

     - a monthly fee based on a percentage of the net monthly revenue, ranging from 25% for the first $300,000 down to 12.5% for amounts over $5,000,000. The fees are subject to a minimum payment of $25,000 per month and commence 180 days after acceptance of the first wager using the licensed software; and

     - upon achieving net monthly revenue of $1,000,000 in any one month, the Company is to post an irrevocable letter of credit in the amount of $100,000.

                                                   2000           1999
       Cost incurred:
         Initial acquisition costs            $    25,001   $     25,001
         Amortization                              25,000         19,741
                                              -----------   ------------
                                              $         1   $      5,260


8.   Capital Stock

     Authorized: 25,000,000 common shares with a par value of $0.001 each

     Issued and outstanding:                                         Capital
                                           Number      Capital       in Excess
                                        of Shares      Stock        of Par Value

     For cash of $0.01 per share        4,300,000     $  4,300       $  38,700
     For cash of $0.30 per share          656,500          657         196,293
                                        ---------     --------       ---------
     Balance at December 31, 2000
     and 1999                           4,956,500     $  4,957       $ 234,993

STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December 31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000 (Expressed in United States Dollars) - Page 4
--------------------------------------------------------------------------------

9.   Related Party Transactions

     The rights to a license of internet software were acquired from a director of the Company for $1 plus $25,000 in costs incurred by him. The transaction has been recorded at the carrying amount of $25,000 plus $1.

     An officer of the Company was paid $5,775 for accounting and consulting services rendered during the period from inception on March 17, 1999 to December 31, 1999 (Year ended December 31, 2000 - Nil).

10.  Income Taxes

     The Company is subject to Canadian federal and provincial taxes at an effective rate of 44.6%. No current provision or benefit for income taxes has been recorded for the year ended December 31, 2000 nor for the period ended December 31, 2000 as the Company has incurred net operating losses and has no carryback potential. At December 31, 2000, the Company has a net tax loss carryforward of approximately $95,000 available to reduce future taxable income, which expires in 2007. Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences and related deferred income tax amounts are as follows:

       Net deferred tax assets are comprised of:
                                                              2000          1999

       Expenses deductible in future for tax purposes     $ 18,000      $ 24,000
       License rights and furniture and equipment           25,700        20,000
       Net tax loss carryforward                            95,500        76,000
                                                          --------      --------
                                                          $139,200      $120,000


       Gross deferred tax assets                          $ 62,000      $ 54,700
       Deferred tax asset valuation allowance               62,000      $ 54,700
                                                          --------      --------
       Net deferred tax assets                            $      -      $      -

11. Differences Between Canadian and United States Generally Accepted Account-ing Principles

     As described in the Significant Accounting Policies, accounting under United States and Canadian generally accepted accounting principles is substantially the same with respect to the accounting principles used by the Company in the preparation of these financial statements.

     Under FASB No. 130 "Reporting Comprehensive Income" Issued the United States in 1997, comprehensive income and its components is to be reported. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments and distributions to owners. There are no material differences between Canadian and U.S. GAAP which would have an impact on the results of financial position as at December 31, 2000 or the operations or cash flow for the year ended December 31, 2000 or for the period from inception on March 17, 1999 to December 31, 2000.

STARGATE ENTERTAINMENT, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2000, the Period from Inception on March 17, 1999 to December 31, 1999 and for the Period from Inception on March 17, 1999 to December 31, 2000 (Expressed in United States Dollars) - Page 5
--------------------------------------------------------------------------------


12.  Recent Accounting Pronouncements

     Accounting for Derivative Instruments and Hedging Activities

     In June 1998, FASB No. 133 was issued in the U.S. which establishes the accounting and reporting standards for derivative instruments, including instruments embedded in other contracts and hedging activities. SFAS 133 is effective for financial statements for fiscal years beginning after June 15, 1999.

     The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company's adoption of the new standards does not affect its financial statements.

     Enterprises in the Development Stage

     In March 2000, Accounting Guideline AcG-11 was released in Canada which removed previous exemptions for accounting for research and development costs and disclosure of current assets and liabilities for enterprises in the development stage. Removal of the exemptions results in enterprises in the development stage being subject to the same accounting standards of recognition, measurement, presentation and disclosure as enterprises in the operating stage. AcG-11 is effective for fiscal periods beginning on or after April 1, 2000.

     The Company's financial statements since inception have been prepared on a basis consistent with the requirements of AcG-11. Accordingly, adoption of AcG-11 had no effect on the Company's financial statements.